EXHIBIT 12.1

AIRTRAN HOLDINGS, INC.

EXHIBIT 12.1 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (dollars in thousands)

	Year Ended December 31,					Nine Months Ended September 30, 2009
	2004	2005	2006	2007	2008
Income (loss) before taxes and cumulative effect of change in accounting principle	$18,023	$15,007	$24,307	$83,948	$(300,750)	$118,516
Add: Total fixed charges (per below)	140,843	171,483	213,146	242,893	242,071	174,304
Less: Interest capitalized during the period	(10,768)	(16,107)	(18,651)	(13,710)	(7,707)	(1,244)

Earnings	$148,098	$170,383	$218,802	$313,131	$(66,386)	$291,576

Interest (including amortization of debt discount)	$28,425	$35,518	$56,352	$81,904	$85,479	$61,068
Interest portion of rent expense	112,418	135,965	156,794	160,989	156,592	113,236

Fixed charges	$140,843	$171,483	$213,146	$242,893	$242,071	$174,304

Ratio of earnings to fixed charges	1.1	1.0	1.0	1.3	*	1.7

(*)	For the year ended December 31, 2008, our earnings were insufficient to cover our fixed charges by $308.5 million.

Statement Re: Computation of Earnings to Fixed Charges set forth in this Exhibit 12.1 has been revised to reflect the retroactive application of our adoption of Financial Accounting Standards Board (FASB) Staff Position APB 14-1 (FSP 14-1), Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement).